UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Future Business and Management Plan (Fair Disclosure)

※ The information below concerns future plans and is subject to change

1. Future Plan			Pursuit of mid- to long-term artificial intelligence (“AI”) data center buildout

2. Key Contents and Expected Timeline		Purpose	Responding to expanding demand for AI data centers
Key Details

SK Telecom Co., Ltd. (“SK Telecom” or the “Company”) is reviewing a plan to pursue the buildout of AI data centers, with a total capacity of 15 gigawatts (“GW”) in phases, on a mid- to long-term basis in order to respond to AI infrastructure demand.

As part of the first phase of such plan, the Company is targeting the phased opening of AI data centers with an aggregate capacity of 5GW beginning in 2029. Thereafter, taking into account the progress of the first phase and market demand, the Company plans to sequentially expand its AI data center portfolio by an additional aggregate capacity of 10GW from 2035.

The Company is reviewing potential plans to raise funding for such investments through the participation of strategic partners, including global big technology and overseas investors, and through various investment structures. The investment size will be determined at a later date in light of the timing of investment execution and the size and terms of such investments, among other factors.

As of the date of this report, the amount and timing of the investments to be made and the specific entities that will make such investments have not been determined. If and when such details are finalized such that related disclosure obligations arise, the Company will make further public disclosure in accordance with applicable laws and regulations.

	Implementation Timeline	From	—
		To	—
		Expected Investment Amount	To be determined
		Anticipated Impact	Securing new business opportunities by responding to AI infrastructure demand

3. Potential Obstacles			Possible changes in the business environment, including those relating to market demand, power supply, acquisition of land, regulatory permits and approvals, and financing.

4. Date of Board Resolution			June 29, 2026

5. Provision of Information		Provider	SK Telecom Newsroom
		Target Audience	Media correspondents and the public
		(Expected) Time and Date of Provision	June 29, 2026, 16:30 (Korea time)
		Name of Event (Location)	—

6. Point of Contact (Department/Telephone Number)			+82-2-6100-2114

7. Other Matters Relating to Investment Decision:

- The above information reflects a plan currently under review by the Company and may change based on future business environment, market conditions and availability of financing, among other factors.

- If and when specific details of the business plan are finalized such that related disclosure obligations arise, the Company will make further public disclosure in accordance with applicable laws and regulations.

- Regarding Item 4 above, the date of board resolution refers to the date on which the future business plan was announced.

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim

(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: June 30, 2026